FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet

Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

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Not applicable.

Dr. Reddy’s launches Ibuprofen – First product under “Dr. Reddy’s” label in the US market
Novartis to replace DRF 4158 with another development compound from Dr. Reddy’s
Signatures

(1)	Press Release, “Dr. Reddy’s launches Ibuprofen – First product under “Dr. Reddy’s” label in the US market,” January 3, 2003.

(2)	Press Release, “Novartis to replace DRF 4158 with another development compound from Dr. Reddy’s,” January 23, 2003.

Dr. Reddy’s launches Ibuprofen – First product under “Dr. Reddy’s” label in the US market

Hyderabad, India, January 3, 2003: Dr. Reddy’s Laboratories (NYSE: RDY) today announced that it has commenced shipment of prescription Ibuprofen Tablets 400, 600 and 800 mg to the United States market. Ibuprofen is the first generic product to be marketed under the “Dr. Reddy’s” label.

“The Ibuprofen launch is a significant event in Dr. Reddy’s endeavor to build a strong and sustainable US generics business. Direct marketing of Ibuprofen Rx is the first step in building our commercial organization in the United States market and exemplifies the fact that we can manage our vertically integrated supply chain,” said Mark Hartman, Executive Vice President, Generics, Dr. Reddy’s.

Ibuprofen is the generic version of Pharmacia’s Motrin® which had 2001 US sales of approximately $290 million. The Company has on-going agreements with marketing partners to market it’s other generic and OTC products.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

Safe Harbor

This press release includes forward-looking statements, as defined in the U.S. Private Securities

Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information:

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Bhaswati Banerjee at banerjeeb@drreddys.com or on +91-40-55511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Novartis to replace DRF 4158 with another development compound from Dr. Reddy’s

Hyderabad, India, January 23, 2003: Dr. Reddy’s Laboratories (NYSE: RDY) announced today that Novartis has decided to discontinue further development of DRF 4158 (LBL-752) and will continue its collaboration with Dr. Reddy’s for an additional dual acting insulin sensitizer compound. Under the terms of the agreement, Novartis has rights for an additional development compound that is a dual-acting insulin sensitizer. The terms and conditions of the original agreement remain unchanged. Dr. Reddy’s will independently assess all data on DRF4158. The Company also intends to carry out additional pre-clinical studies to determine the appropriate development path for the molecule.

Dr. Uday Saxena, Chief Scientific Officer of Dr. Reddy’s, said: “We accept the decision taken by Novartis and both parties are currently in close discussions on a series of potential dual-acting insulin sensitizer candidates for development. Dr. Reddy’s is a world leader in the chemistry and pharmacology of dual-acting insulin sensitizers and is committed to developing new medicines that will address unmet medical needs in the areas of diabetes and metabolic disorders.”

DRF4158 is a Peroxisome Proliferator Activated Receptor (PPAR) alpha gamma agonist or a dual-acting insulin sensitizer that was out-licensed to Novartis in May 2001.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

Website: http://www.drreddys.com

Safe Harbor

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Bhaswati Banerjee at banerjeeb@drreddys.com or on +91-40-55511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: February 5, 2003	By:	/s/ Santosh Kumar Nair

(Signature)* Santosh Kumar Nair Company Secretary

*Print the name and title of the signing officer under his signature.